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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the Annual Report filed in March, 2000

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  ___                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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                       [GRAPHIC + 3 PHOTOS OF AUCTIONEER]


                          rb RITCHIE BROS. Auctioneers
                               ANNUAL REPORT 1999

20 YEAR SUMMARY





GROSS
AUCTION SALES
in millions of US dollars

(compound annual growth rate = 15%)





[GRAPH]




BUYERS
in thousands





[GRAPH]




CONSIGNORS
in thousands



[GRAPH]




In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

                                   [GRAPHIC]



                          THE RITCHIE BROS. DIFFERENCE


                            WHY DID 116,000 BIDDERS
                             AND 16,000 CONSIGNORS
                         CHOOSE RITCHIE BROS. IN 1999?




                          OUR AUCTIONS ARE UNRESERVED.
                          There are no minimum prices.
                 Everything sells to the highest bidder - always

                               ALL BIDS ARE REAL.
                Bidders only compete against each other - not the
                owner, not the auctioneer, just other legitimate
                       bidders. This is free enterprise in
                its purest form; transactions take place at fair
                                  market value.

                        WE DELIVER A GLOBAL MARKETPLACE.
                 Because bidders travel from around the world to
                   participate in our auctions, we are able to
                       transcend local market conditions.

                               WE COVER THE GLOBE.
                Our international network of offices and auction
                                   facilities
                               spans 19 countries.

                            WE GUARANTEE CLEAR TITLE.
                We guarantee lien-free ownership of everything we
                                      sell.

                           WE UNDERSTAND OUR INDUSTRY.
               Our customers don't want to buy and sell equipment
                as if they are buying and selling commodities or
                                  collectibles.

                          WE FOCUS ON CUSTOMER SERVICE.
                For 36 years we have been providing an efficient
                                    forum for
                   buyers and sellers of industrial equipment.


         Why do so many people choose to do business with Ritchie Bros.?
          Because there is a difference. The Ritchie Bros. difference.
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                                   [GRAPHIC]
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                                   [GRAPHIC]

TABLE OF CONTENTS



                                                           Page

Shareholders' Report: Another Year of Excellence             2

Shareholders' Q&A                                            5

The Advantages of Buying at a Ritchie Bros. Auction         11

The Advantages of Selling at a Ritchie Bros. Auction        13

A New Millennium of Opportunities                           16

Financial Information                                       19

Our 1999 Milestones                                         34

Shareholder Information                                     36

The Ritchie Bros. Auction Process                           37



                  RITCHIE BROS. [LOGO PG 1] ANNUAL REPORT 1999

                               [GRAPHIC + PHOTO]

TO OUR FELLOW SHAREHOLDERS:


ANOTHER YEAR OF EXCELLENCE.
1999 WAS A YEAR OF FURTHER EXPANSION AND BUILDING A PLATFORM FOR GROWTH.

Since Ritchie Bros.' first industrial auction in 1963, we have held more than 1,850 auctions in 18 countries. And we have helped over 160,000 consignors sell over 1.3 million pieces of equipment to more than 450,000 buyers.

We enjoyed another strong year in 1999 but we still have plenty of room to grow. Among our many significant accomplishments was the acquisition of the Forke auction business in the U.S., holding our first auctions in Singapore and Panama, achieving record gross auction sales, and breaking the $100 million mark in auction revenues. We spent over $50 million on auction facilities in 1999, opening new auction sites in Rotterdam, Brisbane and Nova Scotia, acquiring the Forke sites in North Carolina and New Mexico, and commencing development of sites in Illinois, California, Maryland, Singapore, Dubai and Quebec (these latter six are scheduled to open in 2000).

Ongoing global expansion also gave us new offices in South Africa, Singapore, Hong Kong and Panama as well as in several cities in North America and Europe. But even with our growing network of 70-plus offices and auction sites in 19 countries, and Internet initiatives that are introducing our auctions to new people every day, we are serving only a fraction of the global market for used equipment. There is still work to be done.

Today, as throughout our 36-year history, we spend considerable time and energy explaining the merits of live unreserved auctions. It's an understandable task; buyers and sellers have options, including regional auctioneers, equipment dealers, brokers and the new Internet listing services, each with its own pros and cons. We explain that we're not like these other options. There is a difference.

The industrial auction business doesn't fit into the equipment distribution or manufacturing categories. It's not retail or wholesale. And it's very different from the art and antique auction business. So while potential investors appreciate our margins, our cash flow and our ability to ride out business cycles, they also have questions about us - our growth potential, our quarterly volatility and the impact of the Internet. Most of our time with investors is spent explaining our business and answering their very legitimate questions. We explain that we're not like other companies. There is a difference.

The people who define the Ritchie Bros. difference day in and day out are the 450 full-time and over 1,000 part-time people in our organization. We're a lean group and we have our running shoes on every day. At Ritchie Bros., everybody works and everybody contributes. We are proud of the energy, commitment and effort contributed by each member of our team in 1999.

We have worked hard to achieve the success that has brought us to this point. But we recognize that our customers are the most important factor in that success. These are hard-working people with many alternatives to consider when they need to buy or sell equipment. We are pleased that during the past year, 16,185 of them chose to sell equipment and 116,325 chose to bid on equipment at our auctions. That's the strongest endorsement we could ask for.








  [PHOTO]                      [PHOTO]
Dave Ritchie                 Russ Cmolik
CHAIRMAN AND CEO             PRESIDENT AND COO


                  RITCHIE BROS. [LOGO PG 2] ANNUAL REPORT 1999

                              [GRAPHIC + 2 PHOTOS]

                                    [PHOTO]

MANY OF OUR CUSTOMERS USE RITCHIE BROS. FOR BOTH BUYING AND SELLING EQUIPMENT. IN FACT, OVER 50 PERCENT OF OUR CONSIGNORS IN 1999 HAD ALSO BEEN BUYERS AT OUR AUCTIONS IN RECENT YEARS.



                  RITCHIE BROS. [LOGO PG 3] ANNUAL REPORT 1999

                                   [GRAPHIC]

                                    [PHOTO]

EVEN WITH ALL THE TECHNOLOGY AVAILABLE TO THEM, THE VAST MAJORITY OF OUR CUSTOMERS WANT TO ATTEND OUR AUCTIONS IN PERSON, SO THEY CAN INSPECT, TEST AND COMPARE THE EQUIPMENT.


                  RITCHIE BROS. [LOGO PG 4] ANNUAL REPORT 1999

                                   [GRAPHIC]


SHAREHOLDERS' Q&A


   WHAT SHAREHOLDERS WANT TO KNOW ABOUT RITCHIE BROS.

   Investors who are new to Ritchie Bros. have many reasonable questions about our unique business model. The following are answers to the questions we most often receive. Answers to questions about our strategies for future growth are contained in the "A New Millennium of Opportunities" section of this Annual Report.

Q  WHY IS 'UNRESERVED' SO IMPORTANT?

A The fact that we sell everything on an unreserved basis is one of the key differences between Ritchie Bros. and almost all other marketers of used equipment. While some other companies use the word 'unreserved,' we at Ritchie Bros. adhere to it strictly. At Ritchie Bros., 'unreserved' means that everything sells to the highest bidder on sale day. There are no minimum prices and no buy-backs. Neither the auctioneer nor the consignor is permitted to bid on the equipment. There is no artificial price manipulation. Every bid is a real bid.

   To us, 'unreserved' is more than an auction style - it's a fundamental principle. It's why bidders from all corners of the world see value in participating in our auctions. Attracting a large number of bidders to our auctions, and allowing them to compete fairly against one another, generates fair market pricing. It is legitimate bidders who determine the selling prices at a Ritchie Bros. auction.

Q  WHERE DOES THE EQUIPMENT COME FROM?

A A lot of the equipment comes to us when a large project is completed - a dam, bridge, road or pipeline, for example, when the owner doesn't need the equipment for his next job. Fleet upgrades and realignments are also common sources. In addition, we sell equipment for rental companies and equipment dealers and brokers, who benefit from the fact that about 50 percent of the equipment at our auctions is sold to buyers outside the local region. People are often surprised to learn that less than 5 percent of the equipment we sell comes from receivership and bankruptcy situations.

   Because of our ability to provide international distribution and exposure for a cost that is well below the cost of typical in-house sales and marketing operations, we have also begun distributing new equipment for some innovative manufacturers. We see strong and continued growth potential in this area.

                                    [PHOTO]

Q  HOW DO WE MANAGE THE 'AT-RISK' BUSINESS?

A About 70 percent of our consignments are done on straight commission. In these cases, the consignors are at risk if their equipment sells for less than they expect, but they enjoy maximum upside potential if their equipment sells for more than expected. The other 30 percent of our consignments involve either a guarantee of minimum proceeds to the consignor or an outright purchase by Ritchie Bros. - in these cases we charge a risk premium in the form of a higher commission.

   Our unique ability to appraise a fleet of equipment allows us to mitigate the risk of underwriting its sale. Our proprietary appraisal database contains detailed information on over



                  RITCHIE BROS. [LOGO PG 5] ANNUAL REPORT 1999

                                   [GRAPHIC]

                                    [PHOTO]

REGARDLESS OF WHERE THEY ARE HELD, OUR AUCTIONS ARE ALWAYS CONDUCTED IN
THE SAME MANNER. BIDDERS KNOW WHAT TO EXPECT WHEN THEY PARTICIPATE IN A RITCHIE BROS. AUCTION, WHETHER THEY ARE IN ATLANTA, SINGAPORE, TORONTO OR DUBAI.

   one million pieces of equipment sold at auction. And because we are aware of most major equipment deals around the world, we are able to build forecasts of the supply and demand (and ultimately the pricing) of most equipment categories. Further mitigating the risk, our exposure is usually limited to a 30 to 60 day period.


Q  WHAT IMPACT HAS THE INTERNET HAD ON OUR BUSINESS?

A Clearly, the Internet has spawned significant changes in many industries and has affected the way consumers and businesses buy and sell goods and conduct business in general. Since launching our first website in 1996, we've been paying close attention to the Internet, assessing its evolution and the effect it could have on the used equipment market. Internet technology has allowed us to enhance our marketing efforts and take our customer service to a new level; we are broadcasting auctions live over the Internet and we plan to make our auction results available on our website. We are also working towards Internet-based real-time participation in our live auctions. These are exciting developments and should ensure that Ritchie Bros. remains the first choice for buyers and sellers of used equipment.


   To date, we have not seen a transformation of the used equipment business into a virtual trading community. What we have seen is a proliferation of websites listing equipment for sale - essentially classified advertising sites used primarily by


                  RITCHIE BROS. [LOGO PG 6] ANNUAL REPORT 1999

                              [GRAPHIC + 3 PHOTOS]


    brokers and dealers who want to advertise to a broader audience. Because the used equipment market is quite unlike the markets for commodities and collectibles, most used equipment transactions are still conducted in traditional ways.

    Unquestionably, the growth of the Internet and the buzz surrounding high-profile dot-com companies have raised awareness of auctions as a way of buying and selling goods - a very positive development for Ritchie Bros. However, the fact that these virtual marketplaces are very different from our auctions has made it more important than ever that we show people the advantages of dealing with Ritchie Bros.

    Success in the used equipment market has always been based largely on personal relationships, trust and confidence. People who trust us to help sell their equipment are committing their most valuable assets to our experience, reputation and industry knowledge. That level of confidence doesn't develop overnight. We've been building our customer relationships for over 35 years.

    Our Internet initiatives, aimed at enhancing our auction process rather than replacing it, will allow us to provide buyers and sellers with all the on-line services and functionality they want and need, including such fundamentals as clear title and transactions that close.

                                    [PHOTO]

Q   WHY ARE OUR QUARTERS SO UNEVEN?

A Ours is an event-driven business, dependent in part on the timing of fleet upgrades and realignments, retirements and the completion of major projects. As a result, auction dates are often



                       WHAT'S HAPPENING @ rbauction.com?


The biggest changes at Ritchie Bros. can be seen on our website at www.rbauction.com. All the traditional functionality remains, including on-line brochures and catalogs and the searchable database of all equipment in our upcoming auctions. But we are also introducing several new features:

- ON-LINE ABSENTEE BIDDING was introduced in March 1999. Customers who can't attend our live auctions can now submit absentee bids over the Internet.

- ON-LINE CONSIGNING was also introduced in March 1999, streamlining the consignment process for customers with annual contracts.

- LIVE AUCTION BROADCASTS were launched in February 2000. We had been experimenting with live broadcasts for several years, using satellite, video-conference, Internet and other technologies. We have now commenced a program of regular Internet broadcasts to (1) introduce more people to our auction process, (2) support our absentee bidding program and (3) get our customers ready for live-real time bidding over the Internet.

- LIVE REAL-TIME BIDDING over the Internet is being developed as an enhancement to our live auctions. Today, customers who can't attend an auction participate by placing absentee bids. Live real-time bidding will be a superior alternative.

- ADDITIONAL SERVICES will be added to help our customers manage their equipment fleets. We will start by giving our customers free access to our historic auction results.

www.rbauction.com is becoming a portal for equipment owners - the place to go for the tools you need to manage your fleet of equipment. Ritchie Bros. representatives have always helped our customers with the management of their equipment fleets. Our website is simply an extension of that service.


                  RITCHIE BROS. [LOGO PG 7] ANNUAL REPORT 1999

                              [GRAPHIC + 3 PHOTOS]


                   [PHOTO OF PERSON MARKING IN AUCTION BOOK]

   set as little as four to six weeks in advance, making accurate forecasting difficult. In addition, most of our customers don't buy or sell consistent amounts of equipment each year. That is why our auction events - there were 114 in 1999 - are scheduled to suit our customers rather than our accountants. We focus on long-term growth rather than smooth quarters.

Q  HOW BIG IS OUR POTENTIAL MARKET?

A Most of the equipment we sell is used in the construction, transportation, mining, forestry, petroleum and agriculture industries. Much of it can serve several of these industries. Not being restricted to particular product lines, manufacturers or regions means we can target the equipment markets offering the most potential at any given time.

   Analysts have estimated the total value of used industrial equipment changing hands around the world each year to be approximately $100 billion - a figure we think is probably conservative. Regardless of the actual number, the market is huge. Ritchie Bros. accounts for just over 1 percent of that $100 billion, with all auctioneers combined accounting for an estimated 4 percent to 5 percent of the total.

   Since some equipment is destined to be sold outside the auction channel, we don't pretend that all $100 billion is potential business. But clearly there is substantial room for growth.

Q  WHY DID WE BUY FORKE BROTHERS?

A In 1999, we bought the auction business of Forke Brothers, an outstanding organization that had been conducting industrial auctions in the United States since 1921. There have been no other acquisitions in our 36-year history. But because Forke adhered to the unreserved auction method, it had a similar culture to ours. This transaction allowed us to acquire a number of experienced and talented sales representatives, several of whom have already assumed senior management positions with us.

   We also added two auction sites to our network and a first-rate U.S. administrative team based in Lincoln, Nebraska. We have traditionally grown our company by adding auction sites and sales representatives; the Forke acquisition enabled us to achieve roughly two years of growth in one transaction. It was an excellent move for Ritchie Bros.

Q  WHY HAVEN'T WE BEEN GROWING FASTER?

A Apart from the Forke acquisition, we've relied on internal growth because we've been reluctant to risk any impairment to customer service. Relationships aren't built by opening stores and distributing flyers.

   But being conservative hardly means standing still. Over the last 20 years, we're proud to have grown our gross auction sales at a compound annual rate of 15 percent. Because of the law of large numbers, we don't expect to continue growing at that pace, but we are still planning for very healthy growth in the coming years.

   One of our biggest challenges is to recruit and train high-quality sales representatives.


                  RITCHIE BROS. [LOGO PG 8] ANNUAL REPORT 1999

                                   [GRAPHIC]


WE TAKE GREAT CARE WHEN SETTING UP OUR AUCTION YARDS. WE PRESENT THE EQUIPMENT SO THAT BIDDERS CAN EASILY INSPECT, TEST AND COMPARE THE PIECES THAT INTEREST THEM.


                   [PHOTO OF TWO MEN TALKING IN AUCTION YARD]

                  RITCHIE BROS. [LOGO PG 9] ANNUAL REPORT 1999

                               [GRAPHIC + PHOTO]



                   [PHOTO OF TWO MEN TALKING IN AUCTION YARD]

OUR SALES REPRESENTATIVES ARE DEDICATED, EXPERIENCED AND KNOWLEDGEABLE; AS A RESULT, THEY ARE ABLE TO ADD REAL VALUE TO OUR CUSTOMERS' BUSINESSES.



                  RITCHIE BROS. [LOGO PG 10] ANNUAL REPORT 1999

                             [GRAPHICS + 2 PHOTOS]

THE ADVANTAGES OF BUYING AT A RITCHIE BROS. AUCTION.


GUARANTEE OF CLEAR TITLE.

If you don't obtain clear title when you buy a piece of equipment, a lienholder such as a bank that had financed the previous owner may be able to take possession of your equipment even if you don't owe that bank any money - something many buyers don't think about until it's too late.

Because we guarantee clear title, you don't need to be concerned about the financial condition of the seller. Our Search Department goes through an exhaustive process to identify and coordinate the release of liens before we sell the equipment to you.

YOU CAN INSPECT BEFORE YOU BID.

We recognize that a piece of used equipment needs to be inspected and compared to other units before being purchased, particularly when the buyer is an end-user. So we do everything we can to help our customers accurately determine the value of the equipment and bid with complete confidence. On-site testing and comparing is one of the advantages of buying equipment at our auctions. Another is the presence of transportation, finance and other service companies, so you can get quotes before you bid. And our staff is always available if you need any additional information.

ALL BIDS ARE REAL BIDS.

We go to great lengths to ensure that only legitimate bidders compete for the equipment we sell. Neither the auctioneer nor the sellers are allowed to bid. Our large and active bidding audiences generate market values for our consignors legitimately. While some auctioneers openly permit owners to bid on their own equipment, we are well known for our strict position against consignors doing this, either directly or through agents. In fact, our consignors are contractually prohibited from bidding on their own equipment.

As a result, bidders at a Ritchie Bros. auction do not need to be concerned about artificial price manipulation. Our 36-year commitment to the unreserved auction process has earned us considerable trust among our customers.

EVERYTHING SELLS.

Everything sells on sale day to the highest bidder. The buyer simply pays Ritchie Bros. and takes possession of the equipment without any need to negotiate payment, escrow or delivery terms.

ABSENTEE BIDDING.

If you have inspected and tested the equipment, but you can't be at the auction site on sale day, you can still participate. 'Absentee Bids' from qualified bidders can be submitted via our website, by fax, or by calling the sale site. A customer placing an absentee bid indicates the maximum he is willing to pay for a

                                    [PHOTO]

                  RITCHIE BROS. [LOGO PG 11] ANNUAL REPORT 1999

                                   [GRAPHIC]

given lot. The bid is confidential and the auctioneer inserts the absentee bidder intermittently during the bidding process just as the bidder would have done if he had been able to attend the auction in person. Unless his maximum amount is exceeded, the absentee bidder buys the item for whatever price he is in at when there are no further advances from other bidders.

For example, if an absentee bidder's maximum bid is $80,000 and he is in at $62,500, if no further bids are received, the absentee bidder buys the lot for $62,500. In this way, the auctioneer ensures that absentee bidders never pay more than they would have if they had been able to place their own bids on auction day. To enhance the service we provide to our absentee bidders, we are developing Internet-based real-time bidding as an enhancement to our live auctions.

YOU PAY A TRUE FAIR MARKET PRICE.

Everything is sold unreserved, and the price you pay is not determined by your negotiating skills or buying power, so all bidders are on an equal footing. We don't promise that you will always get a bargain. But when you buy something at a Ritchie Bros. auction, you know that you are paying the fair market price. Your finance company knows this too, which means financing based on prices paid at a Ritchie Bros. auction is straightforward.

NO BUYER PREMIUMS OR REGISTRATION FEES.

Unlike some other auctioneers and intermediaries, we do not charge buyer premiums or registration fees. What you bid is what you pay.


WE SELL 80 TO 100 LOTS EVERY HOUR, AND AN AVERAGE OF OVER 1,000 PER AUCTION.
                                    [PHOTO]


                  RITCHIE BROS. [LOGO PG 12] ANNUAL REPORT 1999
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                                   [GRAPHIC]

THE ADVANTAGES OF SELLING AT A RITCHIE BROS. AUCTION.


HUGE EXPOSURE.

Our unreserved auctions deliver a global marketplace that transcends local market conditions. Numerous and geographically diverse bidders from various industries means maximum exposure for our consignors' equipment. On average, over 1,000 bidders participate in each of our auctions.

Target marketing our auctions to a strategic selection of customers from our database of over 300,000 equipment owners in over 180 countries means your equipment is marketed directly to a large target audience. In addition, all of your equipment is listed on our website, and our auctions are advertised in trade journals and industry publications. And at each of our auctions we promote our upcoming auctions. All told, we are able to directly market your equipment to more potential purchasers than most of our competitors have in their entire database.

HIGH-QUALITY BIDDERS FROM ALL OVER THE WORLD.

Thanks to the large number of foreign participants we attract - most of whom tend to be very serious bidders, having committed significant time and expense to attend the auction - you can achieve good prices even if your local market is depressed. Often, transportation costs are not an issue because, compared to the value of the equipment, such costs are not significant - particularly the costs of ocean freight.

TOP SELLING PRICES.

Buyers participate aggressively because they know our auctions are fair and open. On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace - we sell 80 to 100 lots per hour. And with the majority of our buyers being end-users, pricing is closer to retail than wholesale. Result: top dollar for your equipment.


                                    [PHOTO]
ONE-STOP HASSLE-FREE SERVICE.

This is a major advantage of dealing with Ritchie Bros. We can coordinate transporting your equipment to the auction site and any cleaning, refurbishing or painting required to make your equipment auction-ready. Many of our auction yards are equipped with environmentally-certified painting and refurbishing facilities so we can do all necessary work right on site. We handle questions from prospective bidders. We take care of the marketing and title searches and we set up the auction yard so bidders can inspect, test and compare the equipment.

Perhaps most important, we'll help you with all of your equipment - any make, model or manufacturer, high-value or low-value, big or small, young or old.


                  RITCHIE BROS. [LOGO PG 13] ANNUAL REPORT 1999

                              [GRAPHIC + 3 PHOTOS]



                                    [PHOTO]

After the auction, we handle the collections and we pay out the net proceeds to you. You don't have to negotiate with multiple buyers or worry that your deal might fall apart at the last minute. We take care of selling your equipment so you can concentrate on your business.


                                    [PHOTO]

EXCELLENT VALUE.

We may charge slightly higher commissions than other auctioneers, but with good reason: our one-stop hassle-free service is a higher level of service. Our marketing programs are extensive and our purpose-built facilities enable us to properly display and safeguard your equipment. We assemble an audience of bidders (primarily end-users) from around the world, enabling us to transcend local market conditions and achieve world market prices. In short, you get what you pay for.

Compared to other channels for selling your equipment, we run a very lean operation with low overhead. We do not have to cover the costs of warranty programs, inventory, or other overheads typically associated with equipment sales. We also sell everything as-is-where-is. As a result, we are able to minimize the amount that we need to earn on each transaction.

At the end of the day, your goal is to achieve the highest net return on the sale of your equipment. Our auctions help you achieve that goal.

FLEXIBLE OPTIONS.

We recognize that by seeking our help, you are entrusting us with some of your most valuable assets. We take that trust seriously. So we offer flexible contract options and regularly customize contracts to suit the needs of our customers. If you are selling a significant fleet, we are willing to consider underwriting its sale, either by providing a guarantee of gross proceeds or by purchasing it outright. In either case, we assume the risk. We are comfortable doing this because we have confidence in our system.

A REPUTABLE BUSINESS PARTNER.

Ritchie Bros. is listed on the New York Stock Exchange and has a strong balance sheet as well as a 36-year history in the industrial auction business. Our customers always get paid.



OUR EXTENSIVE MARKETING PROGRAMS, PURPOSE-BUILT FACILITIES AND UNRESERVED AUCTION PROCESS HELP OUR CONSIGNORS ACHIEVE THE HIGHEST NET RETURN ON THE SALE OF THEIR EQUIPMENT.

                  RITCHIE BROS. [LOGO PG 14] ANNUAL REPORT 1999

                                   [GRAPHIC]



                                    [PHOTO]



                  RITCHIE BROS. [LOGO PG 15] ANNUAL REPORT 1999

                                   [GRAPHIC]



A NEW MILLENNIUM OF OPPORTUNITIES


The last few years have been very exciting for all of us at Ritchie Bros. In March 1998, we took our company public and raised the money we needed to kick-start an expansion campaign that has taken us into regions where previously we had only been scratching the surface. If our success in 1998 and 1999 was any indication of what our future has in store, we have good reason to be excited about 2000 and beyond.

These are the questions we typically get from investors when they ask us about our plans for the future.

Q  WHERE WILL YOUR GROWTH COME FROM?

A  We are looking for growth in a number of areas:

   a) GEOGRAPHIC EXPANSION. In the next five years, we expect that most of our growth will probably come from:
      (i) regions of the United States we have not fully penetrated;

      (ii) Europe, beyond our current operations in The Netherlands;

      (iii) Asia, using Singapore as a hub for development of the region.

   b) LATERAL EXPANSION. To boost our sales of agricultural equipment and over-the-road trucks and trailers in the coming years, we have been hiring people with expertise in both of these market segments and are aggressively pursuing business opportunities. While the transportation opportunities outweigh the agricultural opportunities, both segments are complementary to our core business.

   c) MARKET SHARE. Unreserved auctions are the first choice of equipment buyers and sellers in our mature markets. We will continue to promote unreserved auctions in less mature markets as the preferred way for people to buy and sell equipment.

Q  WHAT ARE YOUR MANAGEMENT SUCCESSION PLANS?

A Although some of our senior managers will be retiring in the near term, we are fortunate to have the next generation already in place. We don't anticipate any difficulties in managing what is shaping up to be a very gradual transition. Neither Dave Ritchie nor Russ Cmolik has plans to retire in the near future. As long as they are healthy and having fun, they can't think of anything they would rather be doing.

Q  WHEN AND WHERE WILL YOU CONSTRUCT NEW AUCTION FACILITIES?

A We intend to expand our network of facilities - in most cases, in accordance with the five-stage approach we have been following since we held our first auctions in Western Canada in the 1960s.

   STAGE 1: Identify patterns of bidder travel and the regions that are home to new bidders.

   STAGE 2: Hold auctions at temporary 'off-site' locations in those regions in order to introduce our auctions to more people and expand our customer base.

   STAGE 3: Establish a modest sales office, and staff it with one or two territory managers who will develop the region, hold additional off-site auctions and source equipment for other sites.

   STAGE 4: Develop a Regional Auction Unit when, as a rule of thumb, we see the potential for about $25 million in gross auction sales per year. At this stage we lease a site, deploy additional people and hold auctions every three to six months.

   STAGE 5: In areas where we see the potential for roughly $40 million in annual gross auction sales, we consider purchasing

                                    [PHOTO]


                  RITCHIE BROS. [LOGO PG 16] ANNUAL REPORT 1999

                                   [GRAPHIC]




   land and constructing purpose-built auction facilities. Experience tells us these Permanent Auction Sites help us mount larger auctions with lower costs. Our goal is to construct an average of two permanent sites each year for the next several years, but as in the past, we will be opportunistic in identifying and developing permanent auction sites.

Q   WHAT IS YOUR INTERNET STRATEGY?

A Our intention is to use the Internet, and other available technology, to build on our strong market position and to ensure that we continue to provide the best venue for the purchase and sale of used equipment. Even in the pre-Internet days, we provided a global marketplace for used equipment. Now the Internet has given us new opportunities to grow our business and improve the services we offer our customers. Rather than using the Internet to replace our auctions, our strategy is to use the Internet to enhance our auctions.

   Our customers have told us that they like our auctions because, in addition to providing a business and social network for equipment owners, we provide the necessary opportunity for used equipment to be inspected and tested before being purchased. The value of these used assets is extremely condition sensitive. Even with 100-point inspection reports, digital photos and independent appraisals, buyers tell us they want to see the equipment before buying it. And they certainly want to see it before they will pay top dollar. We intend to continue holding live unreserved auctions and to enhance the auctions by allowing our customers to participate live and in real-time over the Internet, thereby providing the best possible venue for attracting the highest possible prices.

   We also want to ensure that the contractor who bids $75,000 for a five-year old excavator (that he needs on a job next week) can be 100 percent certain that once he pays for the machine, he can load it on his truck and take it to his jobsite. And we

                                    [PHOTO]

   want to ensure that he doesn't have any surprises, that he gets the exact machine he inspected, free of all liens. Our Internet initiatives are being designed to ensure that our customers can always have this level of confidence.

   During 2000, we will be broadcasting several of our auctions over the Internet and working towards the introduction of live, real-time bidding. We will also be giving our customers other on-line services to help them manage their fleets of equipment. One of these initiatives involves giving our customers access to our historic auction results. While they haven't been asking us for on-line auctions, equipment owners have been asking for access to our sale price data.

   We are committed to remaining at the forefront of technology in the used equipment industry and we will be taking advantage of the Internet to achieve that goal.


                  RITCHIE BROS. [LOGO PG 17] ANNUAL REPORT 1999

                                   [GRAPHIC]




AT OUR PERMANENT FACILITIES LIKE FT. WORTH, TEXAS (PICTURED HERE), WE HOST BETWEEN 3 AND 6 AUCTIONS PER YEAR. WE TYPICALLY ESTABLISH A REPEATING PATTERN OF AUCTION DATES REFLECTING THE TIMING OF EQUIPMENT FLOWS IN THE REGION. THE LOCAL EQUIPMENT COMMUNITY IS THEN ABLE TO PLAN ITS BUYING AND SELLING WITH THE RITCHIE BROS. AUCTION CALENDAR IN MIND.

                                    [PHOTO]


                  RITCHIE BROS. [LOGO PG 18] ANNUAL REPORT 1999

                                   [GRAPHIC]



FINANCIAL INFORMATION

                                                                Page

MANAGEMENT'S DISCUSSION AND ANALYSIS                             19

INDEPENDENT AUDITORS' REPORT                                     22

CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Statements of Income                           22
     Consolidated Balance Sheets                                 23
     Consolidated Statements of Shareholders' Equity             23
     Consolidated Statements of Cash Flows                       24
     Notes to Consolidated Financial Statements                  25

SELECTED FINANCIAL AND OPERATING DATA                            32

SUPPLEMENTAL QUARTERLY DATA                                      33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

OVERVIEW.

THE FOLLOWING DISCUSSION SUMMARIZES THE SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF RITCHIE BROS. AUCTIONEERS INCORPORATED ("RITCHIE BROS." OR THE "COMPANY") FOR THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. THE COMPANY PREPARES ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA WHICH, EXCEPT AS SET OUT IN NOTE 9 TO THE CONSOLIDATED FINANCIAL STATEMENTS, RESULT IN MATERIALLY CONSISTENT FINANCIAL POSITION AND RESULTS OF OPERATIONS TO THAT WHICH WOULD BE REPORTED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. AMOUNTS DISCUSSED BELOW ARE BASED ON CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN ACCOUNTING PRINCIPLES.

Ritchie Bros. is the world's leading auctioneer of industrial equipment. At December 31, 1999, the Company operated from over 70 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

On April 1, 1999, Ritchie Bros. acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates throughout North and Central America, Europe, Asia, Australia, Africa, and the Middle East, Forke operated primarily in the United States. Forke had been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company at an exercise price of $26.69 per share. The Company recorded goodwill of $33.0 million on the acquisition, consisting of the cash paid plus $7.4 million recorded for the fair value of the shares and warrants issued and $0.6 million of capitalized acquisition expenses. In related transactions, in the second quarter of 1999, the Company acquired an office building in Nebraska for $1.3 million and in the third


                  RITCHIE BROS. [LOGO PG 19] ANNUAL REPORT 1999

                                   [GRAPHIC]



quarter of 1999, the Company acquired permanent auction sites in North Carolina, New Mexico, and Florida, and land and buildings in Texas for combined consideration of $10.8 million. Operating expenses related to the acquisition commenced in the second quarter of 1999; however, incremental revenues did not commence until the third quarter of 1999.

During 1999 the Company held auctions for the first time in Singapore and Panama and opened sales offices in those countries as well as in Hong Kong, South Africa, Austria, Italy and several cities in North America. In addition, new permanent auction sites were opened in the Port of Moerdijk, The Netherlands and on the Gold Coast of Australia, near Brisbane. As well, an upgraded permanent auction site was opened in Truro, Nova Scotia. Also during 1999, the Company purchased 60 acres of land in Montreal, Quebec and 192 acres (with plans to develop approximately 55 acres) in Baltimore, Maryland. The Company intends to construct permanent auction sites in each of these locations in 2000 which will replace existing regional auction units, once the new auction facilities have been constructed. During the year, the Company also purchased 152 acres (with plans to develop approximately 60 acres) in Prince George, British Columbia, and intends to construct a permanent auction site on this property in 2000, replacing the Company's existing Prince George facility which is located on a 32 acre site.

Also during 1999 the Company entered into lease agreements in Singapore and Dubai, U.A.E. The Singapore lease includes up to 15 acres of land. The Dubai lease includes up to 26 acres of land and will enable the company to replace its existing Dubai location with an expanded regional auction unit. Construction of modest purpose-built auction facilities in both Singapore and Dubai is expected to be completed in 2000.

Finally, in 1999, the Company improved the functionality of its Internet site to better service its customers, and plans to further improve the site during 2000 and beyond. The Company plans to introduce initiatives that include live Internet broadcasts of some of its auctions, amongst other features.

RESULTS OF OPERATIONS

AUCTION REVENUES

Auction revenues of $104.6 million for the year ended December 31, 1999 increased by $9.7 million, or 10.2%, from 1998 due to higher average auction revenue rates and increased gross auction sales. Gross auction sales of $1.17 billion for the year ended December 31, 1999 increased $82.7 million, or 7.6%, over the prior year, primarily as a result of increased gross auction sales in the United States, partially offset by decreased gross auction sales in Europe. Results for 1999 included significant auctions in Fort Worth, Texas; Houston, Texas; Las Vegas, Nevada; Dubai, the United Arab Emirates; and in the Port of Moerdijk, the Netherlands. In addition, the Company held auctions for the first time in Singapore and Panama. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 1999, the auction revenue rate of 8.94% was higher than the long-term average and higher than the 8.72% rate experienced in the year ended December 31, 1998. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $17.5 million for the year ended December 31, 1999 increased by $1.5 million compared to 1998 due to increased auction activity generated by the Company in 1999. As a percentage of gross auction sales, direct expenses were 1.49% for the year ended December 31, 1999, roughly consistent with the 1.47% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should remain fairly close to the 1.5% level in 2000.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the year ended December 31, 1999, depreciation and amortization expense was $5.6 million, compared to $2.8 million in 1998. This increase is the result of the depreciation of new auction facilities constructed over the past year and goodwill amortization charges of $1.2 million for the period from April 1, 1999 to December 31, 1999. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 1999, the Company incurred G&A of $47.3 million, as compared to $39.3 million in 1998. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company. Included in these expenditures are costs related to the operation of new permanent auction sites and an administrative office in the United States as part of the acquisition of the auction business of Forke. In addition, during the first quarter of 1999 the Company incurred a special compensation expense of approximately $1.3 million related to a share issuance to an employee. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company's growth plans and other factors.

INCOME FROM OPERATIONS

Income from operations was $34.2 million for the year ended December 31, 1999 compared to $36.8 million in 1998. This decrease is the result of higher G&A and depreciation and amortization expenses in 1999, partially offset by increased gross auction sales and higher auction revenue rates in 1999 compared to 1998.

INTEREST EXPENSE

Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 1999 was $1.7 million, compared to $1.6 million incurred in 1998. The increase resulted primarily from debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in 1999. This increase was partially offset by the capitalization of $0.9 million (1998 - nil) of interest related to properties under development during the year. Management anticipates that interest expense will increase


                  RITCHIE BROS. [LOGO PG 20] ANNUAL REPORT 1999

                                   [GRAPHIC]



further as debt is incurred to finance the development of additional permanent auction sites. See " -- Overview" and "Liquidity and Capital Resources."

OTHER INCOME

Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 1999 was $1.2 million compared to $3.3 million for 1998. This decrease is attributable primarily to a non-recurring $1.8 million gain in the 1998 period that arose from the sale of property.

INCOME TAXES

Income taxes of $11.5 million for the year ended December 31, 1999 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 33.9% on net income for the year ended December 31, 1999 is lower than the 35.5% rate the Company experienced in 1998 primarily due to initiatives undertaken by the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

At December 31, 1999, working capital including cash was $26.0 million, compared to $49.1 million at December 31, 1998. This decrease of $23.1 million during the year was due in part to the allocation of working capital to fund a portion of the Company's capital expenditure program. In addition, the Company's current portion of bank debt increased from $0.8 million at December 31, 1998 to $5.4 million at December 31, 1999 reflecting debt incurred to partially finance the acquisition of the Forke auction business and the acquisition and development of certain permanent auction sites.

Net capital expenditures by the Company during the year ended December 31, 1999 were $53.5 million as compared to $37.1 million for the year ended December 31, 1998. In the 1999 period, the Company acquired land and buildings from Forke in Albuquerque, NM, Statesville, NC, Fort Worth, TX, Ocala, FL and Lincoln, NB and made unrelated purchases of property in Montreal, QC, Baltimore, MD, and Prince George, BC. In addition, the Company continued to incur site development costs in the United States, Canada, Australia and Europe. The Company is continuing with its plan to add additional permanent auction sites in selected international locations and is presently in various stages of commitments to acquire land for development in the United States and Canada. The Company expects that it will incur an average of $20 to $25 million per year in capital expenditures over the next few years. Actual expenditure levels will depend on the Company's ability to identify and capitalize on suitable auction site development opportunities.

The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $112.0 million and to credit lines for funding property acquisitions of approximately $35.7 million. At December 31, 1999, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $12.7 million, leaving a net credit line of $23.0 million available for property acquisitions. The Company also has a $35.0 million term loan facility that was negotiated to finance a portion of the Forke acquisition, which had been entirely drawn down at December 31, 1999. At December 31, 1999, the majority of the loan bore interest at a fixed rate of 7.21%. Interest is payable quarterly and the Company is required to make minimum annual payments of $5 million in respect of the principal amount of the debt. See " -- Overview".

YEAR 2000 COMPLIANCE

The Company relies on computer systems to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The year 2000 issue, which is common to most companies, relates to the inability of such computer systems to properly recognize and process date sensitive information with respect to dates in the Year 2000 and thereafter. To the best of the Company's knowledge, no disruptions to the Company's operations occurred or are likely to occur as a result of the Year 2000 Issue. However, Management believes that it is not yet possible to conclude that all aspects of the Year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

The Company has developed contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance. The plans include identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This Annual Report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the Forke transaction, the anticipated improvement, acquisition and development of permanent auction sites, the development of Internet-related initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 1999 filed on Form 40-F in March, 2000. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.


                  RITCHIE BROS. [LOGO PG 21] ANNUAL REPORT 1999

                                   [GRAPHIC]


INDEPENDENT AUDITORS' REPORT

To the Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 1999 and 1998 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the eight months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the eight months ended December 31, 1997 in accordance with generally accepted accounting principles in Canada.

Significant measurement differences between Canadian and United States accounting principles are explained and quantified in note 9.


KPMG LLP
Chartered Accountants

Vancouver, Canada
February 18, 2000


CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars)

                                                                                                                        Eight
                                                       Year ended          Year ended          Year ended        months ended
                                                     December 31,        December 31,        December 31,        December 31,
                                                             1999                1998                1997                1997
------------------------------------------------------------------------------------------------------------------------------
                                                                                               (unaudited)
Auction revenues                                     $    104,624        $     94,899        $     85,009        $     60,034
Direct expenses                                           (17,469)            (16,010)            (17,351)            (13,041)
------------------------------------------------------------------------------------------------------------------------------
                                                           87,155              78,889              67,658              46,993
Expenses
     Depreciation and amortization                          5,581               2,752               2,548               1,540
     General and administrative                            47,346              39,315              37,724              27,414
     Employee equity participation (note 6(e))               --                  --                10,346              10,346
------------------------------------------------------------------------------------------------------------------------------
                                                           52,927              42,067              50,618              39,300
------------------------------------------------------------------------------------------------------------------------------

Income from operations                                     34,228              36,822              17,040               7,693
Other income (expenses)
     Interest expense                                      (1,705)             (1,569)             (2,034)             (1,380)
     Other                                                  1,209               3,251                 754                 576
------------------------------------------------------------------------------------------------------------------------------
                                                             (496)              1,682              (1,280)               (804)
------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                 33,732              38,504              15,760               6,889

Income taxes (note 8)
     Current                                               10,902              13,962               7,438               4,491
     Future                                                   550                (292)               --                  --
------------------------------------------------------------------------------------------------------------------------------
                                                           11,452              13,670               7,438               4,491
------------------------------------------------------------------------------------------------------------------------------

Net income                                           $     22,280        $     24,834        $      8,322        $      2,398
==============================================================================================================================
Net income per share (note 1(m))
     Basic                                           $       1.34        $       1.56        $       0.65        $       0.19
     Diluted                                                 1.31                1.54                0.64                0.18
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding          16,686,595          15,918,214          12,877,777          12,958,753
==============================================================================================================================


See accompanying notes to consolidated financial statements.


Approved on behalf of the Board of Directors


/s/ C. Russell Cmolik                    /s/ Peter J. Blake
C. Russell Cmolik                        Peter J. Blake
Director                                 Director


                 RITCHIE BROS. [LOGO PG 22] ANNUAL REPORT 1999

                                   [GRAPHIC]


CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

                                                 December 31,     December 31,
                                                         1999             1998
-------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                      $  55,921        $  73,620
     Accounts receivable                                9,645            6,771
     Inventory                                          3,495            2,355
     Advances against auction contracts                   856            5,345
     Prepaid expenses and deposits                      1,221              711
     Income taxes recoverable                             865             --
-------------------------------------------------------------------------------
                                                       72,003           88,802
Capital assets (note 2)                               110,459           61,324
Goodwill (note 3)                                      31,767             --
Future income taxes (note 8)                            1,917            2,467
-------------------------------------------------------------------------------
                                                    $ 216,146        $ 152,593
===============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Auction proceeds payable                       $  16,178        $  14,030
     Accounts payable and accrued liabilities          17,891           21,751
     Short-term debt (note 4)                           6,529             --
     Current bank term loans (note 5)                   5,425              793
     Income taxes payable                                --              3,079
-------------------------------------------------------------------------------
                                                       46,023           39,653
Bank term loans (note 5)                               35,728            8,768
-------------------------------------------------------------------------------
                                                       81,751           48,421
Shareholders' equity
     Share capital (note 6)                            69,130           64,728
     Additional paid-in capital (note 6(h))             4,332             --
     Retained earnings                                 64,052           41,772
     Foreign currency translation adjustment           (3,119)          (2,328)
-------------------------------------------------------------------------------
                                                      134,395          104,172
===============================================================================
                                                    $ 216,146        $ 152,593
===============================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)

                                                                                                         Foreign
                                                                        Additional                      Currency            Total
                                                              Share        Paid-in       Retained    Translation     Shareholders'
                                                            Capital        Capital       Earnings      Adjustment          Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1997                                   $   3,365        $    --      $  58,088      $  (2,128)       $  59,325
Common shares redeemed                                       (2,845)            --           --             --             (2,845)
Employee equity participation (note 6(e))                    10,346             --           --             --             10,346
Net income                                                     --               --          2,398           --              2,398
Drawings and dividends                                         --               --        (42,175)          --            (42,175)
Reorganization costs                                           --               --         (1,353)          --             (1,353)
Foreign currency translation adjustment                        --               --           --               10               10
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                                   10,866             --         16,958         (2,118)          25,706
Net proceeds on common shares issued                         53,862             --           --             --             53,862
Net income                                                     --               --         24,834           --             24,834
Reorganization costs                                           --               --            (20)          --                (20)
Foreign currency translation adjustment                        --               --           --             (210)            (210)
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                                   64,728             --         41,772         (2,328)         104,172
Net proceeds on stock options exercised                           3             --           --             --                  3
Employee share compensation                                   1,344             --           --             --              1,344
Common shares issued on acquisition of goodwill
(note 6(h))                                                   3,055             --           --             --              3,055
Warrants issued on acquisition of goodwill (note 6(h))         --              4,332         --             --              4,332
Net income                                                     --               --         22,280           --             22,280
Foreign currency translation adjustment                        --               --           --             (791)            (791)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                $  69,130        $   4,332    $  64,052      $  (3,119)       $ 134,395
==================================================================================================================================


See accompanying notes to consolidated financial statements.


                 RITCHIE BROS. [LOGO PG 23] ANNUAL REPORT 1999

                                   [GRAPHIC]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

                                                                                                                  Eight
                                                             Year Ended      Year Ended      Year Ended    Months Ended
                                                           December 31,    December 31,    December 31,    December 31,
                                                                   1999            1998            1997            1997
------------------------------------------------------------------------------------------------------------------------
                                                                                               (unaudited)
Cash and cash equivalents provided by (used in)

Operations
     Net income                                                $ 22,280        $ 24,834        $  8,322        $  2,398
         Items not involving the use of cash
         Depreciation                                             4,345           2,752           2,548           1,540
         Amortization of goodwill                                 1,236            --              --              --
         Employee equity participation                             --              --            10,346          10,346
         Employee share compensation                              1,344            --              --              --
         Future income taxes                                        550          (2,467)           --              --
     Changes in non-cash working capital
         Accounts receivable                                     (2,874)            (27)         (2,389)          7,363
         Inventory                                               (1,140)          4,726             455          11,073
         Advances against auction contracts                       4,489          (4,084)          1,395           5,211
         Prepaid expenses and deposits                             (510)            507            (711)           (446)
         Auctions proceeds payable                                2,148          (3,698)         10,434         (35,749)
         Accounts payable and accrued liabilities                (3,860)          4,620           9,329           8,203
         Payables to affiliated entities                           --              --            (3,078)         (3,818)
         Income taxes                                            (3,944)         (1,463)          2,077            (540)
         Foreign currency translation adjustment                   (791)           (210)           (417)             10
------------------------------------------------------------------------------------------------------------------------
                                                                 23,273          25,490          38,311           5,591
------------------------------------------------------------------------------------------------------------------------
Financing
     Issuance (redemption) of share capital                           3          53,862          (2,833)         (2,845)
     Payables to employees and others                              --              --            (1,317)         (1,279)
     Bank term loans                                             31,592           4,208          (1,326)         (5,596)
     Short-term debt                                              6,529            --              --              --
     Drawings and dividends paid                                   --              --           (42,756)        (42,175)
     Refundable taxes on investment income                         --              --               (29)           --
     Reorganization costs                                          --               (20)         (1,353)         (1,353)
------------------------------------------------------------------------------------------------------------------------
                                                                 38,124          58,050         (49,614)        (53,248)
------------------------------------------------------------------------------------------------------------------------
Investments
     Capital asset additions                                    (53,480)        (37,069)         (5,120)         (3,174)
     Acquisition of goodwill                                    (25,616)           --              --              --
------------------------------------------------------------------------------------------------------------------------
                                                                (79,096)        (37,069)         (5,120)         (3,174)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                (17,699)         46,471         (16,423)        (50,831)
Cash and cash equivalents, beginning of period                   73,620          27,149          43,572          77,980
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $ 55,921        $ 73,620        $ 27,149        $ 27,149
========================================================================================================================
Supplemental disclosure of cash flow information
     Interest paid                                             $  2,633        $  1,570        $  1,853        $  1,242
     Income taxes paid                                           14,861          16,735           5,098           5,332
     Non-cash investing activities
         Common shares issued on acquisition of goodwill          3,055            --              --              --
         Warrants issued on acquisition of goodwill               4,332            --              --              --
     Non-cash financing activities
         Employee equity participation                             --              --            10,346          10,346
         Employee share compensation                              1,344            --              --              --
========================================================================================================================


See accompanying notes to consolidated financial statements.


                  RITCHIE BROS.[LOGO PG 24] ANNUAL REPORT 1999

                                   [GRAPHIC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of presentation

         These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries and predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships (the "Group"). In the eight-month period ended December 31, 1997, the businesses of the partnerships within the Group were transferred into corporations, the shares of which, together with the shares of the corporations within the Group, were exchanged by their owners for shares of the Company (the "Reorganization"). All inter-entity accounts and transactions have been eliminated on consolidation.

         On November 1, 1997, prior to completion of the Reorganization, the owners of the Group entered into the Equity Interest and Income Sharing Agreement (the "Agreement") which confirmed the existing voting, earnings allocation and liquidation rights of each owner. These rights were based upon the owners' interests in the Group, taken as a whole, which was treated as a single global enterprise since prior to May 1, 1992. The rights and obligations specified in the Agreement were those of an agreement which has been in effect at all times since May 1, 1992 and which modified the terms of any written agreements containing provisions that may have been inconsistent with the Agreement. Each owner's rights under the Agreement were determined in accordance with such owner's ownership percentage of the Group (the "Global Ownership Percentage"), which was equal to the number of units of ownership of the Group allocated to the owner divided by the total number of units outstanding. The owners' respective Global Ownership Percentages were determined on the basis of the Group taken as a whole, and not on the basis of the documentation governing the owners' equity interests in the predecessor entities within the Group. The Group has been legally obligated to make and has made earnings allocations in accordance with the terms of the Agreement since prior to May 1, 1992. As a result of these agreements and practices, each owner's ownership interest in the Company upon completion of the Reorganization represents a substantially identical interest to such owner's ownership interest in the Group prior to the Reorganization.

         Because the Reorganization was a non-substantive exchange, the Group's assets, liabilities, revenues and expenses have been consolidated at the historical cost amounts recorded in the individual entity accounts, and carried forward into the consolidated accounts of the Company together with costs of the Reorganization.

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

         The Group included three partnerships, one situated in Canada and two situated in the United States, all of which were non-taxable entities. The Group also included the companies that were partners of the United States partnerships and certain, but not all, of the companies that were partners of the Canadian partnership. To the extent that the Group included these partner entities, these consolidated financial statements include provisions for taxes chargeable against partnership income. To the extent that the partner entities did not form part of the Group, no taxes have been provided on the net income allocated to those companies. Note 8 sets out the pro forma impact as if all income earned by partnerships in the Group prior to the Reorganization were taxed within the Group. These consolidated financial statements also do not include any of the other assets, liabilities, revenues or expenses of the partner entities not included in the Group.

         In calendar 1997, the Company changed its fiscal year-end from April 30 to December 31. As a result, the transition period from May 1, 1997 to December 31, 1997 is separately reported herein. In addition, for information purposes only, the consolidated statements of income and cash flows for the 12 months ended December 31, 1997 have been presented.

         The financial information for the year ended December 31, 1997 is unaudited; however, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial information.

     (b) Cash and cash equivalents

         Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c) Inventory

         Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d) Advances against auction contracts

         Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.


                  RITCHIE BROS.[LOGO PG 25] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (e) Capital assets

         All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

                  Improvements                       30 years straight-line
                  Buildings                          30 years straight-line
                  Automotive equipment               30% declining balance
                  Computer equipment                 30% declining balance
                  Computer software                  3 years straight-line
                  Yard equipment                     20-30% declining balance
                  Office equipment                   20% declining balance
                  Leasehold improvements             Term of leases

     (f) Goodwill

         Goodwill, which represents the intangible assets acquired, is being amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through estimated future operating cash flows.

     (g) Revenue recognition

         Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

     (h) Income taxes

         Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. To the extent that realization of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

     (i) Foreign currency translation

         The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders' equity.

         Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

     (j) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

     (k) Financial instruments

         Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

     (l) Credit risk

         The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

     (m) Net income per share

         Net income per share has been calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the Reorganization. Diluted net income per share has been calculated after giving effect to the outstanding options and warrants.


                    RITCHIE BROS.[LOGO PG 26] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)

2.       CAPITAL ASSETS

         Capital assets at December 31, 1999 are as follows:

                                                       Accumulated       Net Book
                                               Cost   Depreciation          Value
---------------------------------------------------------------------------------
Land and buildings under development       $ 12,764       $   --         $ 12,764
Land and improvements                        48,723          1,426         47,297
Buildings                                    43,808          3,535         40,273
Automotive equipment                          6,633          2,224          4,409
Computer equipment                            2,492          1,131          1,361
Computer software                               525            185            340
Yard equipment                                3,474          1,391          2,083
Office equipment                              2,999          1,329          1,670
Leasehold improvements                          380            118            262
---------------------------------------------------------------------------------
                                           $121,798       $ 11,339       $110,459
=================================================================================

         Capital assets at December 31, 1998 are as follows:

                                                     Accumulated      Net Book
                                              Cost  Depreciation         Value
------------------------------------------------------------------------------
Land and buildings under development       $ 8,225       $  --         $ 8,225
Land and improvements                       29,774           900        28,874
Buildings                                   19,688         2,825        16,863
Automotive equipment                         5,164         1,606         3,558
Computer equipment                           1,742           739         1,003
Computer software                              178          --             178
Yard equipment                               2,619         1,124         1,495
Office equipment                             1,996         1,018           978
Leasehold improvements                         200            50           150
------------------------------------------------------------------------------
                                           $69,586       $ 8,262       $61,324
==============================================================================

         During the year, interest of $918,581 (1998 - $Nil) was capitalized to cost of the buildings.

3.       GOODWILL

         On April 1, 1999, the Company acquired goodwill of $33,003,000. Consideration given was as follows:


         Cash                                                                   $ 25,000
         Acquisition costs                                                           616
         Issue of shares and warrants (note 6(h))                                  7,387
----------------------------------------------------------------------------------------
                                                                                $ 33,003
========================================================================================


     Goodwill is disclosed net of accumulated amortization of $1,236,000.


4.   SHORT-TERM DEBT

     Short-term debt consists of a Banker's Acceptance in the amount of $3.4 million payable in March 2000 bearing interest at 6.13% and lines of credit in the amount of $3.1 million with a weighted average interest rate of 8.21%.

5.   BANK TERM LOANS

                                                                     December 31,   December 31,
                                                                            1999          1998
------------------------------------------------------------------------------------------------
6.90% term loan, due in monthly instalments of $81,200
  including interest, settled in 1999                                     $  --         $ 4,499
Term loan of NLG 9.6 million, secured by deeds of trust on
  specific property, bearing interest at the Amsterdam Interbank
  Offered Rate plus 7/8%, due in quarterly instalments of
  $57,000 including interest, with the final payment
  occurring in 2013                                                        4,395         5,062
Term loan, unsecured, with $25 million bearing interest at
  7.21% and $10 million bearing interest at 6.70%, due in
  minimum annual instalments of $5 million ($1.75 million
  towards principal, $3.25 million towards a sinking fund),
  with the final payment occurring in 2004                                35,000          --
Term loan of AUD $2.7 million, secured by deeds of trust on
  specific property, with $1.5 million bearing interest at 6.5%
  and $1 million bearing interest at the Australian prime rate, due in quarterly instalments of $49,275, including interest,
  with final payment occurring in 2010                                     1,758          --
------------------------------------------------------------------------------------------------
                                                                          41,153         9,561
Less current portion                                                      (5,425)         (793)
------------------------------------------------------------------------------------------------
                                                                       $  35,728      $  8,768
================================================================================================


                  RITCHIE BROS.[LOGO PG 27] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)


5.   BANK TERM LOANS, CONTINUED

     At December 31, 1999, the Company had undrawn operating credit lines available in excess of $112,000,000. In addition, the Company had undrawn credit lines of approximately $23,000,000 available to fund property acquisitions.

     As at December 31, 1999, principal repayments including sinking fund requirements are as follows for the next five years:


     2000           $ 5,425
     2001             5,425
     2002             5,425
     2003             5,425
     2004            15,425
     Thereafter       4,028
---------------------------
                    $41,153
===========================

6.   SHARE CAPITAL

     (a) Authorized

         Unlimited number of common shares, without par value
         Unlimited number of senior preferred shares, without par value, issuable in series
         Unlimited number of junior preferred shares, without par value, issuable in series

     (b) Issued


         Number of common shares issued during the period ended December 31,
         1997:
              For cash, pursuant to the Employee Equity Participation Program             497,999
              On reorganization                                                        12,715,667
         ----------------------------------------------------------------------------------------
         Issued and outstanding, December 31, 1997                                     13,213,666
         Number of common shares issued during the year ended December 31, 1998:
              Pursuant to an equity offering                                            3,335,000
         ----------------------------------------------------------------------------------------
         Issued and outstanding, December 31, 1998                                     16,548,666
         Number of common shares issued during the year ended December 31, 1999:
              For cash, pursuant to stock options exercised                                34,598
              Employee share compensation (note 6(g))                                      50,000
              Pursuant to acquisition of goodwill (note 6(h))                             100,000
         ----------------------------------------------------------------------------------------
         Issued and outstanding, December 31, 1999                                     16,733,264
         ========================================================================================

     (c) Options

         The Company has a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 1999, there were 1,240,667 shares authorized for grants of options under the stock option plan. Stock option activity for 1997, 1998 and 1999 is presented below:

                                                          Number of Options   Weighted Average
                                                                Outstanding     Exercise Price
----------------------------------------------------------------------------------------------
         Outstanding, April 30, 1997                                     --         $    --
                Granted (note 6(e))                                 196,333            0.10
----------------------------------------------------------------------------------------------
         Outstanding, December 31, 1997                             196,333            0.10
                Granted                                              36,000           26.12
                Cancelled                                           (25,333)           0.10
----------------------------------------------------------------------------------------------
         Outstanding, December 31, 1998                             207,000            4.67
                Granted                                              27,000           31.23
                Cancelled                                            (4,166)           0.10
                Exercised                                           (34,598)           0.10
----------------------------------------------------------------------------------------------
         Outstanding, December 31, 1999                             195,236         $  9.20
==============================================================================================
         Exercisable, December 31, 1999                             175,236         $  6.52
==============================================================================================

The options outstanding at December 31, 1999 expire from dates ranging to August 9, 2009.

The following is a summary of stock options outstanding and exercisable at December 31, 1999.

                                                 Options Outstanding          Options exercisable
                                                Weighted     Weighted                       Weighted
                                                 average      average                        average
         Range of                 Number       remaining     exercise         Number        exercise
         exercise prices     Outstanding     life (years)       price    exercisable           price
----------------------------------------------------------------------------------------------------
         $0.10                   132,236            4.58      $  0.10        132,236         $  0.10
         $26.12 - $38.625         63,000            6.59      $ 28.31         43,000         $ 26.24

         With respect to the options granted in 1998 and 1999, the current market price did not exceed the exercise price, therefore, no compensation expense has been recorded.


                    RITCHIE BROS. [LOGO PG 28] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997
(Tabular dollar amounts expressed in thousands of United States Dollars)


6.   SHARE CAPITAL, CONTINUED

     (d) Warrants

                                                                       1999         1998
----------------------------------------------------------------------------------------
         Warrants outstanding (note 6(h))                           400,000          Nil
========================================================================================

     (e) Employee equity participation

         Substantially all the full-time employees at the time of the Reorganization who were not beneficial owners of the predecessor entities to the Company were granted an equity interest in the Company pursuant to the Employee Equity Participation Program by means of issuances of common shares at a cash price of $0.10 per share or grants of stock options having an exercise price of $0.10 per share. During the year ended December 31, 1997, the Company issued 497,999 common shares and granted stock options to purchase 196,333 common shares under the Program. The shares issued and options granted have fully vested with the holders. The excess of the mid-point of the offering price range of the shares estimated at the time to be issued to the public of $15.00 over the issuance price of the shares or the exercise price of the options granted, as applicable in the circumstances, pursuant to the Program is considered to be compensatory for accounting purposes and has been recorded as employee equity participation expense in the accompanying consolidated financial statements.

     (f) Offering

         In 1998, the Company filed a registration statement with the Securities and Exchange Commission in the United States pursuant to which the Company issued and sold 3,335,000 common shares (the "Offering"). For services provided in connection with the Offering, the Company paid the underwriters a per share commission.

     (g) Employee share compensation

         During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 has been recorded for this issuance.

     (h) Acquisition of goodwill

         During 1999, the Company acquired intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001. The shares have been valued using the market price of $30.55 per share and the warrants have been valued at $4,332,000 using an option pricing model.

7.   SEGMENTED INFORMATION

     The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                            United States       Canada          Other       Combined
----------------------------------------------------------------------------------------------------
Year ended December 31, 1999
    Auction revenues                           $ 64,766       $ 17,110       $ 22,748       $104,624
    Capital assets and goodwill                  94,662         17,463         30,101        142,226

Year ended December 31, 1998
    Auction revenues                             49,747         16,105         29,047         94,899
    Capital assets                               31,529          9,203         20,592         61,324

Year ended December 31, 1997 (unaudited)
    Auction revenues                             44,615         16,095         24,299         85,009
    Capital assets                               19,604          6,373          1,030         27,007

Eight months ended December 31, 1997
    Auction revenues                             32,254         13,664         14,116         60,034
    Capital assets                               19,604          6,373          1,030         27,007

                    RITCHIE BROS. [LOGO PG 29] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997

(Tabular dollar amounts expressed in thousands of United States Dollars)

8.   INCOME TAXES

     Income tax expense differs from that determined by applying the United States statutory tax rate to the Company's results of operations as follows:

                                                                                                                         Eight
                                                                      Year ended      Year ended     Year ended   months ended
                                                                    December 31,    December 31,   December 31,   December 31,
                                                                            1999            1998           1997           1997
     ==========================================================================================================================
                                                                                                     (unaudited)
     ==========================================================================================================================
     Statutory tax rate in the United States                                 39%             39%            39%            39%
     --------------------------------------------------------------------------------------------------------------------------
     Expected income tax expense                                        $ 13,155        $ 15,017        $ 6,147        $ 2,687
     Differences
         Different tax rates in non-U.S. jurisdictions                    (1,289)         (2,028)          (831)          (247)
         Partnership income not taxed in Group                                --              --         (1,566)          (806)
         U.S. income taxed at lower graduated rates                           --              --           (397)          (128)
         Employee equity participation expense not tax deductible             --              --          2,894          2,894
         Other                                                              (414)            681          1,191             91
     --------------------------------------------------------------------------------------------------------------------------
     Actual income tax expense                                          $ 11,452        $ 13,670        $ 7,438        $ 4,491
     ==========================================================================================================================

     If all partnership income for the period including the Reorganization had been taxed in the Group, income taxes would have been as follows:

                                                                                                                          Eight
                                                                                                    Year ended     months ended
                                                                                                  December 31,     December 31,
                                                                                                          1997             1997
     ==========================================================================================================================
                                                                                                    (unaudited)
     Income taxes                                                                                    $   9,004        $   5,297
     ==========================================================================================================================

     Future income tax assets and liabilities are as follows:

                                                        December 31,    December 31,
                                                                1999            1998
     ================================================================================
     Future income tax assets
         Tax deductible benefit of options granted            $  652          $  853
         Tax deductible financing costs incurred in
           the course of the Company's initial public
           offering in March 1998                              1,305           1,740
         Unused tax losses, expiring on December 31,
           2005 and 2006                                         543             324
         Accounts payable                                         20              25
     --------------------------------------------------------------------------------

     Total future income tax assets                            2,520           2,942

     Future income tax liabilities arising from
       temporary differences between the tax basis of
       net assets and their carrying value
         Capital assets                                         (441)           (475)
         Goodwill                                               (162)             --
     --------------------------------------------------------------------------------
     Total future income tax liabilities                        (603)           (475)
     --------------------------------------------------------------------------------
                                                              $1,917          $2,467
     ================================================================================

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

     Consolidated statements of net income per share

                                                                                               Eight
                                            Year ended    Year ended      Year ended    months ended
                                          December 31,   December 31,   December 31,    December 31,
                                                  1999           1998           1997           1997
     ===============================================================================================
                                                                         (unaudited)
     Net income per share in accordance
       with United States GAAP
       Basic                                     $1.34          $1.56          $0.54          $0.08
       Diluted                                    1.32           1.54           0.54           0.08
     ===============================================================================================


                   RITCHIE BROS. [LOGO PG 30] ANNUAL REPORT 1999

                                   [GRAPHIC]

Years ended December 31, 1999, 1998 and 1997 (unaudited) and eight months ended December 31, 1997

(Tabular dollar amounts expressed in thousands of United States Dollars)

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, CONTINUED

     Consolidated statements of comprehensive net income

                                                                                                               Eight
                                                          Year ended      Year ended      Year ended    months ended
                                                        December 31,    December 31,    December 31,    December 31,
                                                                1999            1998            1997            1997
     ----------------------------------------------------------------------------------------------------------------
                                                                                         (unaudited)
     Net income in accordance with Canadian GAAP             $22,280         $24,834          $8,322          $2,398
     Effect of differences in accounting for
       reorganization costs (note 9(i))                           --             (20)           (434)           (434)
     Income tax effect from the reorganization
       (note 9(i))                                                --              --            (919)           (919)
     ----------------------------------------------------------------------------------------------------------------
     Net income in accordance with United States GAAP         22,280          24,814           6,969           1,045
     Other comprehensive income (loss) (note 9(ii))
         Foreign currency translation adjustment                (791)           (210)           (417)             10
     ----------------------------------------------------------------------------------------------------------------
     Comprehensive net income in accordance with
       United States GAAP                                    $21,489         $24,604          $6,552          $1,055
     ================================================================================================================

     (i)  Reorganization costs

          In accordance with generally accepted accounting principles in Canada, costs incurred with respect to the Reorganization have been charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income. Such costs have only been incurred in the eight months ended December 31, 1997 and the years ended December 31, 1998 and 1997 (unaudited).

     (ii) Other comprehensive income (loss)

          Comprehensive income (loss) includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders' equity.


                   RITCHIE BROS. [LOGO PG 31] ANNUAL REPORT 1999

                                   [GRAPHIC]


     SELECTED FINANCIAL AND OPERATING DATA

     (Tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                             Year Ended       Year Ended       Year Ended    Year Ended
                                            December 31,    December 31,     December 31,     April 30,
                                                    1999            1998             1997          1997
     ===================================================================================================
                                                                              (unaudited)
     GROSS AUCTION SALES                      $1,170,529      $1,087,800         $946,415      $792,865
     ===================================================================================================
     INCOME STATEMENT DATA
       Auction revenues                       $  104,624      $   94,899         $ 85,009      $ 72,186
       Direct expenses                           (17,469)        (16,010)         (17,351)      (13,908)
                                            ------------------------------------------------------------
                                                  87,155          78,889           67,658        58,278
       Depreciation                               (5,581)         (2,752)          (2,548)       (2,014)
       General and administrative expense        (47,346)        (39,315)
                                            ----------------------------
       Income from operations                     34,228          36,822
       Interest expense                           (1,705)         (1,569)          (2,034)       (1,081)
       Other income                                1,209           3,251(2)           754           917
                                            ----------------------------
       Income before income taxes                 33,732          38,504
       Income taxes                              (11,452)        (13,670)
                                            ----------------------------
       Net income                             $   22,280      $   24,834
                                            ============================
       Net income per share=diluted(1)        $     1.32      $     1.54(3)
                                            ============================

     BALANCE SHEET DATA (END OF PERIOD)
       Working capital (including cash)       $   25,980      $   49,149         $  3,322      $ 39,707
       Total assets                              216,146         152,593           70,460       142,858
       Long term debt                             35,728           8,768            4,623         5,755
       Total shareholders' equity                134,395         104,172           25,706        59,325

     SELECTED OPERATING DATA
       Auction revenues as percentage of
         gross auction sales                        8.94%           8.72%            8.98%         9.10%
       Number of consignors                       16,185          14,432           13,636        12,088
       Number of buyers                           38,958          34,613           33,340        30,630
       Number of permanent auction sites              17              13               13            13
         (end of period)
     ---------------------------------------------------------------------------------------------------

                                             Year Ended    Year Ended     Year Ended
                                              April 30,      April 30,      April 30,
                                                   1996           1995           1994
     ---------------------------------------------------------------------------------
     GROSS AUCTION SALES                       $752,735       $634,058       $567,506
     =================================================================================
     INCOME STATEMENT DATA
       Auction revenues                        $ 65,306       $ 51,326       $ 50,066
       Direct expenses                          (13,138)       (12,979)       (11,925)
                                            ------------------------------------------
                                                 52,168         38,347         38,141
       Depreciation                              (1,820)        (1,708)        (1,327)
       General and administrative expense

       Income from operations
       Interest expense                          (1,104)        (1,274)          (611)
       Other income                               1,179            677          1,336

       Income before income taxes
       Income taxes

       Net income

       Net income per share-diluted(1)


     BALANCE SHEET DATA (END OF PERIOD)
       Working capital (including cash)        $ 33,132       $ 21,822       $ 23,900
       Total assets                             150,969         98,621         87,802
       Long term debt                             6,547          6,985          7,282
       Total shareholders' equity                48,801         37,718         35,449

     SELECTED OPERATING DATA
       Auction revenues as percentage of
         gross auction sales                       8.68%          8.09%          8.82%
       Number of consignors                      10,744         10,460          8,650
       Number of buyers                          27,837         27,401         25,812
       Number of permanent auction sites             12             11             10
         (end of period)
     ---------------------------------------------------------------------------------

     Note: Information for periods prior to 1998 has been omitted if it is not meaningful for comparative purposes. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

     (1) Diluted net income per share has been calculated in accordance with United States GAAP.

     (2)   Other income in 1998 includes $1.8 million of non-recurring income.

     (3) 1998 net income per share is not comparable to 1999 net income per share because the average number of shares outstanding changed significantly between the two periods due to the impact of the Company's initial public offering in March 1998.


                   RITCHIE BROS. [LOGO PG 32] ANNUAL REPORT 1999

                                   [GRAPHIC]


SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                      Gross    Auction       Net   Net Income Per Share       Closing
Period        Auction Sales    Revenue    Income   Basic     Diluted(1)   Stock Price
=====================================================================================
1999
1st quarter      $  201,764   $ 18,013   $ 1,632   $0.10       $0.10          $33.69
2nd quarter         387,288     35,589    10,471    0.63        0.62           38.13
3rd quarter         219,024     20,699     2,146    0.13        0.13           38.00
4th quarter         362,453     30,323     8,031    0.48        0.47           27.75
--------------------------------------------------------------------
                 $1,170,529   $104,624   $22,280   $1.34       $1.32
====================================================================

                         Gross   Auction       Net   Net Income Per Share        Closing
Period           Auction Sales   Revenue    Income   Basic      Diluted(1)   Stock Price
========================================================================================
1998
1st quarter         $  227,637   $21,229   $ 3,377   $0.24      $0.24        $24.06
2nd quarter            339,219    29,188     8,492    0.51       0.51         26.56
3rd quarter(2)         183,633    13,869     2,004    0.12       0.12         22.13
4th quarter            337,311    30,613    10,961    0.66       0.65         26.94
---------------------------------------------------------------------
                    $1,087,800   $94,899   $24,834   $1.56(3)   $1.54(3)
=====================================================================

(1) Diluted net income per share has been calculated in accordance with United States GAAP.

(2) Net Income for the third quarter of 1998 includes non-recurring income of $1.2 million or $0.07 per share.

(3) Net Income per share on a full year basis does not equal the sum of the quarterly amounts because the number of shares outstanding changed significantly in March 1998 when the company completed its initial public offering.


                   RITCHIE BROS. [LOGO PG 33] ANNUAL REPORT 1999

                                   [GRAPHIC]


OUR 1999 MILESTONES

                                     [MAP]

     MARCH 16, 17 & 18

     Largest ever RBA sale in the United States: $37 million. Ft. Worth, Texas

     MARCH 23

     Launched new website and introduced on-line absentee bidding and on-line consigning

     APRIL 1

     Acquisition of Forke Brothers' auction business

     APRIL 20

     Grand opening of new permanent auction site in Brisbane, Australia --
     [PHOTO]

     APRIL 28 & 29

     Largest ever RBA sale in Canada: CAD$27 million. Edmonton, Alberta

     JUNE 16

     Grand opening of new permanent auction site in Rotterdam, The Netherlands -- [PHOTO]

     NOVEMBER 4-5

     First auction in Singapore -- [PHOTO]

     NOVEMBER 9

     First auction in Panama -- [PHOTO]

     DECEMBER 1 & 2

     Six auctions in five time zones within 36 hours: Chicago, IL; Newcastle Australia; Atlanta, GA; Montreal, QC; Toluca, Mexico; Olympia, WA.


                   RITCHIE BROS. [LOGO PG 34] ANNUAL REPORT 1999

                                   [GRAPHIC]



                                     [MAP]


                                             - PERMANENT AUCTION SITES

                                             - REGIONAL AUCTION UNITS

                                             - SALES OFFICES




                   RITCHIE BROS. [LOGO PG 35] ANNUAL REPORT 1999

                                   [GRAPHIC]



SHAREHOLDER INFORMATION

     ADDRESS

     RITCHIE BROS. AUCTIONEERS INCORPORATED

     9200 Bridgeport Road
     Richmond, BC
     Canada, V6X 1S1
     Telephone:               (604) 273-7564
     Canada (toll-free)       1-800-663-1739
     USA (toll-free)          1-800-663-8457
     Facsimile:               (604) 273-6873
     Website:                 www.rbauction.com

     DIRECTORS AND EXECUTIVE OFFICERS

     David E. Ritchie         Chairman and Chief Executive Officer

     C. Russell Cmolik        Director, President and Chief Operating Officer

     Peter J. Blake           Director, Vice President Finance & Chief Financial
                              Officer

     Charles E. Croft         Director

     G. Edward Moul           Director

     Robert S. Armstrong      Corporate Secretary


     MANAGEMENT ADVISORY COMMITTEE

     David E. Ritchie         Chief Executive Officer

     C. Russell Cmolik        President and Chief Operating Officer

     Peter J. Blake           VP - Finance and Chief Financial Officer

     Edward H. Banser         VP - South Central Division

     Robert J. Carswell       VP - Senior Valuations Analyst

     Donald F. Chalmers       VP - Western Canada & Prairie Divisions

     Marvin R. Chantler       VP - Eastern Canada & Great Lakes Divisions

     Robert K. Mackay         VP - Asia Pacific Division

     Frank S. McFadden        VP - Senior Valuations Analyst

     Martin E. Pope           VP - Southeast Division

     Michael G. Ritchie       VP - Northeast Division

     Roger W. Rummel          VP - Southwest & Mexico Divisions

     Sylvain M. Touchette     VP - Quebec Division

     Randall J. Wall          Managing Director - Europe & Middle East Divisions

     Robert K. Whitsit        VP - Central & North Central Divisions

     John T. Wild             VP - Administration & Human Resources

     Robert S. Armstrong      Manager - Finance & Corporate Relations; Corporate
                              Secretary




     INVESTOR RELATIONS

     Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

        INVESTOR RELATIONS DEPARTMENT

        9200 Bridgeport Road
        Richmond, BC
        Canada, V6X 1S1
        Telephone:                 (604) 273-7564
        Canada (toll-free)         1-800-663-1739
        USA (toll-free)            1-800-663-8457
        Facsimile:                 (604) 273-2405
        Email:                     ir@rbauction.com

     Copies of the Company's filings with the US Securities & Exchange Commission and with the Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at www.rbauction.com.

     ANNUAL GENERAL MEETING

     The Annual General Meeting of the Company's shareholders will be held at 11am on Thursday April 20, 2000 at the Delta Pacific Resort & Conference Centre, 10251 St. Edwards Drive, Richmond, BC.

     STOCK EXCHANGE

     Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and trades under the symbol "RBA".

     TRANSFER AGENT

     Communications concerning transfer requirements, address changes and lost certificates should be directed to:

          THE TRUST COMPANY OF BANK OF MONTREAL

          24th Floor, First Canadian Centre
          350-7th Avenue S.W.
          Calgary, Alberta
          Canada T2P 3N9
          Telephone:                    (403) 234-3867
          Canada and USA (toll-free):   1-800-332-0095
          Facsimile:                    (403) 234-3629
          Email:                        sylvia.stake@bmo.com

     Co-agent in the United States:

          THE BANK OF MONTREAL TRUST COMPANY
          New York, NY

     AUDITORS

     KPMG LLP

     Vancouver, Canada

                                                          [RBA LISTED NYSE LOGO]

                   RITCHIE BROS. [LOGO PG 36] ANNUAL REPORT 1999

                                   [GRAPHIC]



THE RITCHIE BROS. AUCTION PROCESS


STEP 1   GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

         The auction process begins when an equipment owner meets with one of our territory managers. We get to know the owner's needs and, if necessary, we appraise his equipment. An appraisal starts with a field inspection of the equipment. Photographs are taken and particulars of the equipment are noted. The photographs and equipment descriptions are circulated to the people participating in the appraisal; typically the appraisal team includes two people from the local area, two from head office and, if necessary, additional people with relevant expertise. After their individual appraisals are complete, the appraisal team compares notes and concludes on a final appraised value for the fleet.

STEP 2   DRAFTING THE AUCTION CONTRACT

         We sit down with the consignor and work out the details of his individual auction contract. Straight commission contracts are the most common. If we have performed an appraisal, we can also offer the consignor a guarantee of gross proceeds or an outright purchase contract. In certain circumstances, we offer cash advances and other options. Long story short: we draft a contract tailored to the consignor's individual needs and requirements.

STEP 3   GETTING THE EQUIPMENT "AUCTION READY"

         Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repairwork or painting that is required in order to get the equipment ready for the auction. All of this is done in consultation with the consignor.

STEP 4   MARKETING THE EQUIPMENT TO THE WORLD

         Marketing is done through full-colour auction brochures that are mailed to a targeted selection from our extensive customer database (an average of 50,000 are mailed for each auction). In addition, every piece of equipment is posted on our website at www.rbauction.com. Our auctions are also advertised through trade journals and press releases, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5   SEARCHING THE EQUIPMENT FOR LIENS

         To ensure that buyers can purchase with confidence, we guarantee the clear title of everything we sell. Our search department identifies and arranges for the release of all liens and encumbrances.

STEP 6   SETTING UP THE AUCTION YARD

         The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. And to make the process even easier for the bidders, we arrange for caterers, finance company representatives, customs brokers, transportation companies and other services to be present on the site.

STEP 7   AUCTION DAY

         On auction day, our auctioneers, ringmen, yard staff and administrative team conduct an efficient and exciting auction. We sell 80 to 100 lots every hour.

STEP 8   TAKING CARE OF BUSINESS

         After the auction is over, we collect the proceeds from the buyers, coordinate the release of the equipment to its new owners, and disburse the proceeds (along with detailed settlement statements) to the consignors.


               THE RITCHIE BROS. [LOGO PG 37] ANNUAL REPORT 1999

                                   [GRAPHIC]




                          rb RITCHIE BROS. Auctioneers

               9200 Bridgeport Road, Richmond, BC, Canada V6X 1S1
                     Tel: (604) 273-7564 Fax: (604)273-6873

                                www.rbauction.com